



Zurich first foreign insurer to obtain license for a General Insurance branch in Beijing

Zurich Financial Services
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Zurich, May 22, 2006 – Zurich Financial Services Group (Zurich), a leading global insurance company, has been granted a business license to establish a general insurance branch in Beijing by the State Administration for Industry and Commerce (SAIC), after receiving approval from the China Insurance Regulatory Commission (CIRC). Zurich is the first foreign insurer to have been granted a license to establish a general insurance branch in Beijing.

James J. Schiro, Zurich's Chief Executive Officer (CEO), said, "We are excited about the opening of our Beijing Branch, as it is in step with our strategy to grow profitably and serve our customers wherever they may do business." He added, "In bringing our financial strength and our global risk management expertise to corporate customers in China, we also expect to contribute to the development of the domestic insurance industry, which is vital for the overall economic development of the country."

The new unit, Zurich Insurance Company Beijing Branch, will focus on serving corporate customers, including foreign customers with activities in China and large and medium sized enterprises from China, particularly those with business overseas.

Johnny Chen, CEO of Zurich's Greater China business, said, "Zurich's strong corporate platform positions us well to provide valuable risk insights and innovative products and services to corporate customers doing business in China. We also have an experienced General Manager in Steven Zhang and a strong team to support him."


ZURICH

As a member of the Executive Committee of Zurich's International Businesses Division, Mr. Johnny Chen is CEO of Zurich's Greater China business, overseeing the businesses in Mainland China, Hong Kong and Taiwan. Zurich has had a presence in Mainland China since 1993, and has two representative offices in Beijing and Shanghai, respectively.

Beijing is one of the fastest growing cities in China, with a Gross Domestic Product growth rate of 11.1 percent in 2005. It is home to many leading private companies and to most of the large state-owned enterprises, as well as to many local and foreign multinational companies. By the end of 2004, 185 of the Global Fortune 500 companies had invested in the city. This creates a growing demand for general insurance, with customers looking for sophisticated insurance services.


ZURICH

Note to the Editors:

ZHANG XueJiang (Steven Zhang)

General Manager of the Zurich Insurance Company Beijing Branch

1955

Chinese citizen

Mr. Steven Zhang joined Zurich in 1997 as the Chief Representative of the Zurich Insurance Company Beijing Representative Office. Before joining Zurich, he worked ten years for the People's Insurance Company (PICC), and his career path included the position of branch general manager with full management responsibility for marketing, underwriting, claims, IT, accounting and HR. He also served as a member of the Board of Directors of Xiamen Life Insurance Company.

A Chinese Civil Engineer, Mr. Zhang holds a Bachelors degree in Engineering from the Dalian Maritime University of China, as well as a Diploma in Insurance from the Glasgow Caledonian University in the UK and a Ph. D. in Economics from the Xiamen University, China.

ENDS

About the Zurich Financial Services Group

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.